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CUSIP No. 624906 10 3	SCHEDULE 13D	Page 1 of 8 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Zones, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
624906 10 3 (CUSIP Number)
Firoz (Phil) H. Lalji and Najma Lalji 707 South Grady Way Renton, WA 98055 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 29, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box™    / /.

CUSIP No. 624906 10 3	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON:
Firoz (Phil) H. Lalji

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A (a)	/ /
	MEMBER OF A GROUP (See Instructions) (b)	/ /

3	SEC Use Only

4	SOURCE OF FUNDS*
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,022,750

	8	SHARED VOTING POWER
28,700

	9	SOLE DISPOSITIVE POWER
5,022,750

	10	SHARED DISPOSITIVE POWER
28,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,051,450

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
™

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.2%

14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 624906 10 3	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON:
Najma Lalji

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A (c)	/ /
	MEMBER OF A GROUP (See Instructions) (d)	/ /

3	SEC Use Only

4	SOURCE OF FUNDS*
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,022,750

	8	SHARED VOTING POWER
28,700

	9	SOLE DISPOSITIVE POWER
5,022,750

	10	SHARED DISPOSITIVE POWER
28,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,051,450

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
™

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.2%

14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 624906 10 3	SCHEDULE 13D	Page 4 of 8 Pages

Item 1. Security and Issuer.

        This Schedule relates to shares of Common Stock of Zones, Inc., a Washington corporation ("Zones"). Zones' principal executive offices are located at 707 South Grady Way, Renton, WA 98055.

Item 2. Identity and Background.

        Firoz (Phil) H. Lalji is the Chairman and Chief Executive Officer of Zones. Mr. Lalji's business address is 707 South Grady Way, Renton, WA 98055. During the last five years, Mr. Lalji has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Lalji is a citizen of Canada.

        Najma Lalji is the wife of Firoz Lalji. Mrs. Lalji is a homemaker. Mrs. Lalji's business address is c/o Firoz (Phil) H. Lalji, Zones, Inc., 707 South Grady Way, Renton, Washington 98055. During the last five years, Mrs. Lalji has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Lalji is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration.

        Personal funds.

Item 4. Purpose of Transaction.

        Mr. and Mrs. Lalji acquired the shares reported herein for investment purposes and/or as compensation for Mr. Lalji's services to the issuer. On March 1, 2002, a trustee holding shares for the benefit of Mr. and Mrs. Lalji's minor daughter purchased 900 shares at $0.88 per share on the open market (the Laljis disclaim beneficial ownership of these shares). On April 29, 2002, Mr. and Mrs. Lalji purchased 900,000 shares of Zones Common Stock at $0.925 per share in a private transaction. Mr. and Mrs. Lalji used their personal funds to effect this purchase. Subject to market conditions, trading window and other restrictions of Zones' insider trading policy, and such other considerations as they deem relevant, Mr. and Mrs. Lalji intend to purchase additional shares of Zones Common Stock in the open market or in private transactions at such times and at such prices as they find attractive. Mr. and Mrs. Lalji reserve the right to dispose of shares of Zones Common Stock from time to time.

        Except as set forth above, Mr. and Mrs. Lalji do not have any intention to engage in any of the transactions enumerated in Items 4(a) through 4(j) of this Schedule.

Item 5. Interest in Securities of the Issuer.

        For purposes of Rule 13d-3, Mr. Lalji is the beneficial owner of 5,051,450 shares of Common Stock (including options to purchase 323,750 shares of Zones Common Stock). Such shares represent approximately 37.2% of Zones Common Stock based upon approximately 13,563,820 shares of Zones Common Stock outstanding as of March 9, 2002 (which total outstanding number includes shares of Common Stock subject to options currently exercisable, or exercisable within 60 days of the filing date, held by Mr. Lalji, but not options held by any other person). Of the shares he beneficially owns, Mr. Lalji has sole voting and power of disposition over 5,022,750 shares, and shared voting and power of disposition over 28,700 shares. For purposes of Rule 13d-3, Mrs. Lalji is the beneficial owner of 5,051,450 shares of Common Stock, representing approximately 37.2% of Zones Common Stock. Of the shares she beneficially owns, Mrs. Lalji has sole voting power and power of disposition over 5,022,750 shares, and shared voting and power of disposition over 28,700 shares. Except as described in Items 3 and 4 above, the filers have not engaged in any other transactions with respect to these shares in the past sixty days.

CUSIP No. 624906 10 3	SCHEDULE 13D	Page 5 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Not applicable.

Item 7. Material to be filed as Exhibits.

Exhibit No.	Description
1.	Joint Filing Agreement dated April 29, 2002, by and between Firoz (Phil) H. Lalji and Najma Lalji

CUSIP No. 624906 10 3	SCHEDULE 13D	Page 6 of 8 Pages

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 29, 2002	By:	/s/ FIROZ (PHIL) H. LALJI Firoz (Phil) H. Lalji Chairman and Chief Executive Officer of Zones, Inc.

Date: April 29, 2002	By:	/s/ NAJMA LALJI Najma Lalji

CUSIP No. 624906 10 3	SCHEDULE 13D	Page 7 of 8 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit
1.	Joint Filing Agreement, dated April 29, 2002, by and between Firoz (Phil) H. Lalji and Najma Lalji

CUSIP No. 624906 10 3	SCHEDULE 13D	Page 8 of 8 Pages

JOINT FILING AGREEMENT

        The undersigned agree that the statement on Schedule 13D dated April 29, 2002 with respect to the Common Stock of Zones, Inc. is, and any amendments hereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13(d) under the Securities Exchange Act of 1934, as amended.

Date: April 29, 2002	By:	/s/ FIROZ (PHIL) H. LALJI Firoz (Phil) H. Lalji Chairman and Chief Executive Officer of Zones, Inc.

Date: April 29, 2002	By:	/s/ NAJMA LALJI Najma Lalji

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EXHIBIT INDEX
JOINT FILING AGREEMENT